SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated October 28, 2003


                   IMI International Medical Innovations Inc.

                         Commission File Number 1-31360

                              300-4211 Yonge Street
                            Toronto, Ontario M2P 2A9
                                     CANADA
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X  Form 40-F
                                   ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes     No X
                                        ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









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                   IMI International Medical Innovations Inc.
                                    Form 6-K

     On October 27, 2003, the Registrant publicly disseminated a press release announcing that it will give a presentation at the MASS Opportunities Biotechnology Investment Conference. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99 hereto.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  IMI International Medical Innovations Inc.


                                  By: /s/ Ronald G. Hosking
                                     -------------------------------------------
                                      Ronald G. Hosking
                                      Vice President and Chief Financial Officer




Date: October 28, 2003

EXHIBIT INDEX



Exhibit
Number          Description
--------        -----------

 99             The Registrant's Press Release
                Dated October 27, 2003





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                                                                      Exhibit 99

Press release

                      IMI TO PRESENT AT MASS OPPORTUNITIES
                              INVESTMENT CONFERENCE

                             Live webcast available
                 Multiple awareness-raising initiatives underway

TORONTO (October 27, 2003) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI, Amex:IME) will offer a live webcast of its presentation today at MASS Opportunities, the annual investment conference hosted by the Massachusetts Biotech Council.

IMI President and CEO Dr. Brent Norton will give the presentation to the investment audience in Boston at 11:50 a.m. ET today. The live webcast can be heard through the IMI web site at www.imimedical.com. An archived version of the presentation will be available for 30 days through IMI's Investor page.

"Today's presentation is one of several initiatives underway to expand awareness of IMI into the U.S.," said Dr. Brent Norton. "Now that IMI stock is listed on the American Stock Exchange in addition to The Toronto Stock Exchange, we are substantially broadening our efforts to reach as many potential investors as possible and build an understanding among them of IMI's novel approach to predictive medicine."

Also this week, our Canadian marketing partner McNeil Consumer Healthcare is exhibiting at the Canadian Cardiovascular Congress in Toronto, building further awareness among Canadian cardiologists of IMI's non-invasive skin test for coronary artery disease.


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A new research report on IMI published this month by U.S.-based analysts for
Independent Equity Research Corp. (eResearch) is currently featured on the Investrend web site (www.investrend.com) and is being distributed through the Investrend network. IMI has also begun a broad distribution program for its news releases throughout North America through the MacReport.net, a leading web resource for investors.


About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's lead product is a non-invasive skin test for coronary artery disease. IMI is also developing a suite of screening tests for cancer, including ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer, and a new test for early-stage breast cancer. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

                                     - 30 -

For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com



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